Exhibit 99.1

NYSE:MMA - MMA.INC Outlines Capital Discipline Plan Following US$4.0 Million Common Equity Investment

Company Confirms Common Equity Only Structure of Recent Financing and Outlines Priorities for Balance Sheet Simplification, Operating Metrics and a Path to Positive Adjusted EBITDA

Highlights

●	US$4.0 million private placement completed at US$1.00 per share, with full proceeds received
●	Common equity only, with no warrants, options, convertible securities or placement fees issued in connection with the financing
●	Capital discipline framework prioritizes financing structures designed to limit potential dilution and securities overhang while preserving financial flexibility
●	Management reviewing the timing and structure of outstanding obligations and opportunities to improve working capital on commercially appropriate terms
●	Future reporting intended to provide consistent operating measures tied to customer adoption, recurring and transaction-based revenue, margins and cash performance

New York, NY – SEPTEMBER 8, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC, a technology-driven platform serving the global martial arts and combat sports industry, today outlined its capital discipline plan following the completion of a US$4.0 million common equity investment.

The financing, completed on August 20, 2026, consisted entirely of common equity. Investors purchased 4,000,000 ordinary shares at US$1.00 per share, approximately 160% above the Company’s closing price on August 19, 2026. The Company has received the full US$4.0 million purchase price.

No warrants, options or convertible securities were issued in connection with the financing, and no brokerage, finder, placement agent or investment banking commissions are payable in connection with the transaction. The Company believes this structure provides a simpler foundation from which to execute its operating strategy.

Nick Langton, Founder and Chief Executive Officer of MMA.INC, said:

“This investment has strengthened our financial position and gives us greater flexibility to execute with discipline. Our priorities are clear: keep future financing structures as simple and transparent as practicable, manage outstanding obligations where doing so is economically sound, direct resources toward recurring and transaction-based revenue and give shareholders a more consistent view of operating performance.”

Capital Discipline

MMA.INC’s capital discipline framework is demonstrated by its recently completed US$4.0 million financing, fixed-price common equity at US$1.00 per share, with no warrants, options or convertible securities issued and no brokerage, finder, placement agent or investment banking commissions payable.

This approach builds on the Company’s June 2026 termination of its previously announced US$20 million equity line of credit, under which no drawdowns occurred. Together, these actions reflect the Company’s focus on simple, transparent financing structures designed to preserve financial flexibility, limit potential dilution and securities overhang, and support long-term shareholder value.

Going forward, the Company intends to maintain this discipline and does not currently intend to pursue variable price convertible securities, warrant heavy financings or equity line facilities. If circumstances change, any such proposal would be assessed against its total cost, potential dilution, securities overhang, effect on financial flexibility and available alternatives before approval.

Balance Sheet Simplification

As of December 31, 2025, MMA.INC reported, on an unaudited and unreviewed basis, a positive net asset position of A$3.26 million, comprising total assets of A$9.61 million and total liabilities of A$6.34 million. This represented an improvement of approximately A$4.65 million from June 30, 2025, when the Company reported net liabilities of A$(1.38) million.

These historical figures predate the August 2026 financing and do not reflect the Company’s subsequent operating, investing or financing activity. Accordingly, they should not be interpreted as a current or pro forma balance sheet.

Management is reviewing the timing and structure of outstanding obligations, including deferred consideration, to identify opportunities to improve working capital and simplify the balance sheet on commercially appropriate terms. No benefit from this review has been assumed in the historical financial information above. The Company will disclose any material outcome when completed or otherwise appropriate.

Operating Metrics and Reporting

MMA.INC intends to focus future operating updates on the measures that demonstrate how platform scale is converting into recurring and transaction-based revenue. These measures are expected to include paying and verified academies, monthly active users, registered student profiles, payment volume, check-ins, SaaS revenue, gross margin, customer retention, cash balance and net cash used in operating activities.

Using consistent definitions, reporting periods and comparative data where practicable, the Company intends to give shareholders a clearer view of customer adoption, monetization, margins and cash discipline.

Path to Positive Adjusted EBITDA

Having assembled its platform assets, MMA.INC is now focused on integration, monetization and operating leverage. Its immediate priorities are to grow recurring SaaS revenue, increase payments participation, improve customer conversion and align spending with measurable commercial outcomes.

Positive adjusted EBITDA is an operating objective, not a forecast, and the Company is not providing a quantitative target or fixed timetable. Progress will be assessed through reported improvements in revenue quality, conversion, margins, cost control and cash performance.

Adjusted EBITDA is a non-IFRS measure calculated as profit or loss after income tax, adjusted for income tax expense, finance costs, depreciation and amortization, and share-based payments. The most directly comparable IFRS measure is profit or loss after income tax. Adjusted EBITDA is supplemental to, and not a substitute for, IFRS financial information.

A quantitative reconciliation of this forward-looking objective is not provided because there is no quantitative target and the timing or amount of relevant reconciling items cannot be forecast without unreasonable effort. Those items could be material.

Strategic Opportunities

MMA.INC has demonstrated its ability to identify, acquire and integrate complementary technology assets through its December 2024 acquisition of BJJLink. Since joining the Group, BJJLink has become a core software and payments platform within MMA.INC, contributing recurring SaaS revenue and supporting growth in payment activity.

Building on that experience, the Company views selective strategic acquisitions as an additional avenue to accelerate growth. MMA.INC intends to focus on opportunities that could add recurring revenue, broaden its platform capabilities and advance its progress toward positive adjusted EBITDA.

Any potential transaction would be assessed against clear strategic and financial criteria, including strategic fit, positive or near-term adjusted EBITDA contribution, manageable integration risk and financing terms that avoid disproportionate dilution or securities overhang.

No specific acquisition is being announced in this release, and there can be no assurance that any acquisition will be identified, agreed or completed.

Langton concluded:

“We are focused on building a more disciplined and measurable business. MMA.INC has assembled meaningful platform assets across gyms, participants, payments, media and community. Our objective now is to convert that foundation into higher-quality revenue, stronger operating efficiency and long-term shareholder value.”

About Mixed Martial Arts Group Limited

Mixed Martial Arts Group Limited (NYSE American: MMA), doing business as MMA.INC, is building the participation and technology platform for the global martial arts and combat sports industry, connecting practitioners, gyms, coaches, content, commerce and payments.

As of July 2026, MMA.INC’s platform assets included 5 million+ social media followers, 680,000 user profiles, 107,694 registered student profiles, 27,651 monthly active users and 15,326 published gym profiles, including 996 verified and 389 paying academies. The platform also recorded approximately 80,000 monthly check-ins and an annualized payments run rate of approximately US$21 million based on May 2026 processing volumes.

●	A Connected Participation Platform: MMA.INC brings together gym software, payments, training, community, content and commerce through assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com.
●	A Growing Participation Network: Over the prior 18 months, registered student profiles increased approximately 101%, monthly active users approximately 89% and paying academies approximately 260%.
●	Built to Aggregate the Sector: MMA.INC’s strategy is to connect the fragmented martial arts participation economy through a unified digital identity and ecosystem designed to deepen engagement and expand monetization across software, payments, programs, memberships, partnerships and commerce.

For more information, visit www.mma.inc

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Sections 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. Words such as “believe,” “may,” “estimate,” “anticipate,” “intend,” “plan,” “could,” “target,” “potential,” “will,” “expect” and similar expressions are intended to identify forward-looking statements. These statements include, without limitation, statements regarding MMA.INC’s strategy, plans and objectives; growth and monetization of its platform; conversion of fans into participants; increased penetration of existing users, students, gyms and other platform assets; development, rollout and adoption of products and programs, including XP Passport and the Warrior Training Program; partnerships, geographic expansion, acquisitions, strategic investments and other inorganic growth opportunities; payment volumes; and future revenue, margins, operating performance and financial condition. Forward-looking statements are based on management’s current expectations, assumptions and estimates and are subject to known and unknown risks and uncertainties that may cause actual results to differ materially. These include, among others, the Company’s ability to manage growth; the adoption and commercialization of its products and services; its dependence on gyms, academies, members, partners and key relationships; competition; execution and integration risks associated with acquisitions; regulatory developments; macroeconomic conditions; access to capital; and the risks described in the Company’s Annual Report on Form 20-F and subsequent reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. There can be no assurance that any forward-looking outcome will be achieved. MMA.INC’s products and business lines are at varying stages of development, commercialization and adoption, and certain products, services or features may be modified, delayed or discontinued. Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update or revise any forward-looking statement except as required by applicable law.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc

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